SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Zoetis Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98978V103

(CUSIP Number)

Roy J. Katzovicz

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
*	This calculation is based on 501,324,843 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*	This calculation is based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	This calculation is based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Zoetis Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Campus Drive, Florham Park, New Jersey 07932.

The Reporting Persons (as defined below) beneficially own 41,823,145 shares of Common Stock (the “Subject Shares”), which number includes 27,986,283 shares underlying forward purchase contracts and 8,300,000 shares underlying delayed settlement puts written by the Pershing Square Funds and exercised by the counterparty. The Subject Shares represent approximately 8.3% of the outstanding shares of Common Stock based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014. The Pershing Square Funds also have economic exposure to 995,602 notional shares of Common Stock under cash-settled total return swaps, bringing their total economic exposure to 42,818,747 shares of Common Stock (representing approximately 8.5% of the outstanding shares of Common Stock on the same basis).

Item 2.	Identity and Background

(a), (f) This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and

(iii)	William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of November 11, 2014, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS, PS II and PS International, the “Pershing Square Funds”).

PS Management’s principal business is to serve as the sole general partner of Pershing Square.

The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square and the managing member of PS Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Pershing Square Funds purchased 5,536,862 shares of Common Stock for an aggregate consideration (including brokerage commission) of $181,582,363. The Pershing Square Funds entered into forward purchase contracts providing for the purchase of 27,986,283 shares of Common Stock for an aggregate purchase price of $1,059,615,643 (less rebate amounts for early settlement). In addition, the Pershing Square Funds wrote European-style delayed settlement puts referencing 22,400,000 notional shares of Common Stock for an aggregate consideration of $9,761,000. On the expiration date of these puts, the puts that were in-the-money were exercised and as a result, the Pershing Square Funds expect to purchase 8,300,000 shares of Common Stock on a delayed settlement basis for an aggregate purchase price of $310,963,000 (plus interest).

The Pershing Square Funds funded or will fund these amounts out of their capital and from $9,761,000 in aggregate proceeds they received for writing the delayed settlement puts.

See Item 6 for information about the forward purchase contracts and delayed settlement puts referred to above.

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

See Item 6 for information about the relationship between the Reporting Persons and Sachem Head Capital Management LP, a Delaware limited partnership (“SHCM”).

Item 5.	Interest in Securities of the Issuer

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by herein reference.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

See Item 6 for information about shares of Common Stock beneficially owned by SHCM. The Reporting Persons expressly disclaim beneficial ownership of, and thus the Subject Shares reported herein do not include, shares beneficially owned by SHCM.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes all of the transactions in shares of or derivatives relating to Common Stock that were effected in the past sixty days by the Reporting Persons. Those transactions were effected for the accounts of the Pershing Square Funds, as further specified in Exhibit 99.2.

(d) The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 1, 2014, Pershing Square (on behalf of the Pershing Square Funds) and SHCM entered into a letter agreement pursuant to which the Pershing Square Funds agreed to pay SHCM an incentive fee with respect to their stake in the Issuer and SHCM agreed that for a period of time neither it nor its affiliates will trade with respect to any investment in the Issuer (other than ordinary course rebalancing transactions among SHCM affiliates). The foregoing summary of the letter agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Until the Reporting Persons or SHCM notify the other that they no longer wish to do so, the Reporting Persons and SHCM intend to consult with each other on strategic matters relating to the Issuer and their respective investments in the Common Stock.

SHCM is filing a separate Schedule 13D reporting beneficial ownership of shares of Common Stock (“SHCM Shares”). As a result of the letter agreement referred to above and the relationship the Reporting Persons have with SHCM, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) of the SHCM Shares, but the Reporting Persons expressly disclaim beneficial ownership of those shares. The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning SHCM contained herein or in SHCM’s Schedule 13D relating to the SHCM Shares.

The Pershing Square Funds entered into forward purchase contracts with Nomura International PLC (“Nomura”) providing for the purchase of an aggregate of 27,986,283 shares of Common Stock for an aggregate purchase price of $1,059,615,643 (less rebate amounts for early settlement). In addition, the Pershing Square Funds wrote European-style delayed settlement puts to Nomura referencing 22,400,000 notional shares of Common Stock for an aggregate consideration of $9,761,000. On the expiration date of these puts, the puts that were in-the-money to Nomura were exercised and as a result, the Pershing Square Funds expect to purchase 8,300,000 shares of Common Stock on a delayed settlement basis for an aggregate purchase price of $310,963,000 (plus interest). The forward purchase contracts are scheduled to settle on dates ranging from August 10, 2015 through November 17, 2015 and the delayed settlement puts are scheduled to settle on April 28, 2015; each may be settled early and each may be settled in cash or through physical delivery of shares (though Pershing Square currently expects all will be settled through physical delivery of shares).

The Pershing Square Funds entered into cash-settled total return swap agreements with UBS AG (“UBS”). The swaps constitute economic exposure to 995,602 notional shares of Common Stock with a reference price and expiration date set forth on Exhibit 99.2. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by UBS.

The foregoing summary of the forward purchase contracts, delayed settlement puts and swaps referred to above is qualified in its entirety by reference to the actual language of the relevant confirmations, forms of which are filed herewith as Exhibits 99.4, 99.5, and 99.6 and are incorporated by reference herein.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of November 11, 2014, among Pershing Square, PS Management and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter Agreement, dated October 1, 2014, among Pershing Square on behalf of the Pershing Square Funds and SHCM.

Exhibit 99.4	Form of Confirmation for Forward Purchase Contracts.

Exhibit 99.5	Form of Confirmation for Delayed Settlement Puts.

Exhibit 99.6	Form of Confirmation for Cash-Settled Swap Agreements.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
Wiiliam A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of November 11, 2014, among Pershing Square, PS Management and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter Agreement, dated October 1, 2014, among Pershing Square on behalf of the Pershing Square Funds and SHCM.

Exhibit 99.4	Form of Confirmation for Forward Purchase Contracts.

Exhibit 99.5	Form of Confirmation for Delayed Settlement Puts.

Exhibit 99.6	Form of Confirmation for Cash-Settled Swap Agreements.